Exhibit 4.1

DESCRIPTION OF SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES

EXCHANGE ACT OF 1934

Capitalized terms used but not defined herein have the meaning ascribed to them in the annual report on Form 10-K to which this Description of Securities is an exhibit (the “Annual Report”).

Description of the Units

As of December 31, 2020, the Company had outstanding limited liability company interests (“Units”). As of December 31, 2020, unitholders were entitled to one vote for each Unit held on all matters submitted to a vote of unitholders and did not have cumulative voting rights. Upon the Company’s liquidation, dissolution or winding up, the unitholders would be entitled to receive ratably the Company’s net assets available after the payment of all debts and other liabilities. Unitholders have no redemption or preemptive rights.

Transfer and Resale Restrictions

Unitholders may not sell, assign, transfer or otherwise dispose of (a “Transfer”) any Units unless (i) the Company gives its consent, and (ii) the Transfer is made in accordance with applicable securities laws. No Transfer will be effectuated except by registration of the Transfer on the Company books. Each transferee must agree to be bound by these restrictions and all other obligations as a Unitholder. As of December 31, 2020, there was no established public market for the Units.

Delaware Law and Certain Limited Liability Company Agreement Provisions

Organization and Duration

The Company was formed on May 10, 2018, and will remain in existence until dissolved in accordance with the limited liability company agreement (“LLC Agreement”) or pursuant to Delaware law (the “Act”).

Purpose

Under the LLC Agreement, the purpose of the Company, and the nature of the business to be conducted and promoted by the Company, is engaging in any lawful act or activity for which limited liability companies may be formed under the Act and engaging in any and all activities necessary, advisable or incidental to the foregoing.

Powers of the Company

Subject to any limitations set forth in the LLC Agreement, the Company shall have the power and authority to take any and all actions necessary, appropriate, proper, advisable, incidental or convenient to or for the furtherance of the purposes described above.

Management

Authority; Powers and Duties of the Member. The Member shall have exclusive and complete authority and discretion to manage the operations and affairs of the Company and to make all decisions regarding the business of the Company. Any action taken by the Member shall constitute the act of and serve to bind the Company. Persons dealing with the Company are entitled to rely conclusively on the power and authority of the Member as set forth in the LLC Agreement. The Member shall have all rights and powers of a manager under the Act, and shall have such authority, rights and powers in the management of the Company to do any and all other acts and things necessary, proper, convenient or advisable to effectuate the purposes of the LLC Agreement.

Election of Officers; Delegation of Authority. The Member may, from time to time, designate one or more officers with such titles as may be designated by the Member to act in the name of the Company with such authority as may be delegated to such officers by the Member (each such designated person, an “Officer”). Any such Officer shall act pursuant to such delegated authority until such Officer is removed by the Member. Any action taken by an Officer designated by the Member pursuant to authority delegated to such Officer shall constitute the act of and serve to bind the Company. Persons dealing with the Company are entitled to rely conclusively on the power and authority of any officer set forth in the LLC Agreement and any instrument designating such officer and the authority delegated to him or her.

Dissolution

The Company shall dissolve, and its affairs shall be wound up, upon the first to occur of the following: (a) the term stated in the Certificate expires or (b) upon the affirmative decision of the Member to liquidate and/or dissolve the Company. During the period of the winding up of the affairs of the Company, the rights and obligations of the Member under the LLC Agreement shall continue.

Admission of Additional Members

One or more members may be admitted to the Company from time to time in the sole discretion of the Member. Before the admission of any such additional members, the Member and the Company shall amend the LLC Agreement to make such changes as the Member shall determine to reflect the fact that the Company shall have such additional members. A new member shall be deemed admitted upon the execution of the LLC Agreement or a counterpart of the LLC Agreement by or on behalf of such member.

Liability of Member

Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Member shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member of the Company.

Indemnification

To the fullest extent permitted under the Act, the Member (irrespective of the capacity in which it acts) shall be entitled to indemnification and advancement of expenses from the Company for and against any loss, damage, claim, or expense (including attorneys’ fees) whatsoever incurred by the Member relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence or gross negligence) performed or omitted by the Member on behalf of the Company; provided, however, that any indemnity under this section shall be provided out of and to the extent of Company assets only, and neither the Member nor any other person shall have any personal liability on account thereof. The Company shall have the ability to indemnify and advance expenses as provided in this section to any Officer of the Company as determined by the Member in its sole discretion.

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